Launching Now: Cecily Brown (Most Exited Artist) Inbox ×


New exit announced
Elizabeth Peyton
17 days held
22.9%
Total Net Return
MASTERWORKS
CECILY
BROWN
Mean Eyed Cat (2012)
INVEST NOW

Our Most Exited Artist

6 Exits, $11 Million Distributed Back

We don’t just offer Cecily Brown frequently—we’ve sold her work frequently, too. We’ve exited 6 Browns from the 17 we've offered, delivering $11.1 million back (incl. principal) to more than 1,800 investors.

		Offering Size	Sold For
	**Masterworks 022** *604 days held*	$605K	**$1.0M**
	**Masterworks 028** *686 days held*	$899K	**$1.8M**
	**Masterworks 119** *496 days held*	$4.3M	**$5.5M**
	**Masterworks 151** *259 days held*	$1.2M	**$2.1M**
	**Masterworks 373** *29 days held*	$527K	**$654K**
	**Masterworks 307** *802 days held*	$557K	**$745K**

Past results not indicative of future outcomes.

Great Time To Buy

The Museum Timing Behind This Work

We acquired this work shortly before Brown's solo exhibition at the Serpentine in London—her largest-ever European museum show. We expect this show to further increase collector demand in the global art market.



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#1 Selling Female Artist

Cecily Brown Remains on Top

With $242 million in total career auction sales, Cecily Brown is the top-selling female artist born in the last 80 years, according to our data.

Total Career Auction Sales

$242,406,369

MASTERWORKS

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only.

*On April 7, 2025, the Painting was appraised by Masterworks at a fair market value of $700,000. The fair market value appraisal, a copy of which is filed as Exhibit 99.8 to the offering statement of which this offering circular is an integral part, is relevant only as of the date it was issued and is subject to important qualifications and limitations as set forth therein. Although the Company believes the appraisal provides relevant information for investors, it should only be viewed as a statement of opinion, and undue emphasis should not be placed on the appraised amount. . For more information on Masterworks appraisal methodology, conflicts of interest and other important considerations, see "Description of Business – Art Appraisals" in this offering circular.

"Sharpe Ratio" indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment by measuring price appreciation relative to the volatility of that price appreciation over time. A relatively higher Sharpe Ratio reflects higher appreciation relative to volatility and generally signals a better risk adjusted return, and, conversely, a relatively lower Sharpe Ratio generally means there is more volatility relative to price appreciation, although historical volatility is not necessarily a proxy for investment risk. Sharpe Ratio of artist market qualitatively different from measurement of the individual performance of Masterworks securities. While Masterworks believes comparisons to other asset classes can be useful to help potential investors discern long term trends in these asset classes, there are significant limitations to the utility of such comparative data, particularly over shorter time periods, and potential investors are cautioned not to place undue reliance on such data. For example, many asset categories are far more liquid than artwork. Whereas exchange traded stocks, commodities and precious metals are priced continuously in real time, art prices upon which data is available (i.e. public auctions) are updated only on limited occasions during select months of the year when public auctions are held. As a result, these asset categories may appear to be more volatile than art and will react more quickly to events and market forces than art prices.

We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Previous exits are not included in set of similar sales to live Masterworks Offering (Masterworks 488).

Amount 'distributed back' represents total liquidation proceeds distributed back to investors, net of all fees, expenses and proceeds reinvested in Masterworks offerings, of the highlighted offerings.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.